Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: August 6, 2021

The following is an email sent to employees of EQRx, Inc.(“EQRx”) on August 6, 2021

FROM:	Melanie Nallicheri
TO:	All employees
DATE:	August 6, 2021
SUB:	Exciting news!

Dear EQRx-ers,

I have some very exciting news to share!

Today, we are announcing plans for EQRx to become a publicly traded company through a business combination with CM Life Sciences III, a life science-focused special purpose acquisition company, or SPAC, sponsored by affiliates of Casdin Capital, LLC and Corvex Management LP. The transaction is expected to provide up to $1.8 billion in cash proceeds to EQRx, expanding the cash on our balance sheet to approximately $2.0 billion at closing. This will allow us to further fuel our growth, build our modern development capabilities, expand our portfolio and our strategic partnerships.

We have just announced this exciting news via this Wall Street Journal exclusive (we’ll get the article posted shortly to Teams General). Our press release about this news will not be posted until 7 am ET today and what I am sharing in this email is for EQRx-ers only.

We are also announcing today that Alexis will transition from his role as CEO of EQRx to executive chairman of EQRx’s board of directors and I will transition to the role of CEO, effective September 1. In his role as executive chairman, Alexis will remain actively involved with EQRx which I am incredibly grateful for and happy about! I am so excited to continue to lead our amazing team in my new role.

There is so much to talk about and Alexis and I are looking forward to speaking with you further about today’s announcements at an eqALL Town Hall today at 10:30 am ET. Please look out for the invite which will be sent to you soon.

Also, please be on the lookout for an email message coming with a link to our press release once it’s posted, as well as a Teams General message with links to our social media posts about today’s announcement. You may “like” any posts on our official channels and we will provide you with specific language to use if you’d like to share our posts with others. We ask that you only use the text we provide and not post anything that has not been approved with regard to our announcement. ThanQ!

I would also ask that you carefully observe the following: Because CM Life Sciences III is a publicly traded entity listed on Nasdaq, we need to adopt several protective restrictions that go into effect immediately:

-	With great news may come curiosity from family, friends and others. It’s wonderful to tell people you’re excited (I am, too!). You can share the news about the transaction with your family, friends and others, but please do not share any information about our business or our future plans to anyone outside of the company, including on any form of social media. This includes sharing information or statements about the business combination publicly, including all social media channels such as e-mail, Twitter, Facebook, LinkedIn, etc.

-	Please do not engage in an online dialogue with others in your social media network who comment on the transaction or otherwise attempt to engage with you in an online dialogue about the transaction.
-	All the information we share with you internally is for internal use only and should not be shared with anyone outside of EQRx.
-	Neither you, your immediate family members, nor others who live in your household, may purchase or sell CM Life Sciences III shares, warrants or units (Nasdaq:CMLT, CMLTW and CMLTU, respectively), pending completion of the proposed transaction. Following completion of the transaction, any trades will be governed by an insider trading policy that will be adopted in connection with the closing.

Should you receive any questions from media, industry analysts or investors, route them to media@eqrx.com.

I am so proud of our team of Warriors, Champions, Disruptors and Dreamers. ThanQ for your passion and tremendous efforts to this point. I am so excited to be on this journey with each of you!

Best,
Melanie

Cautionary Statement Regarding Forward Looking Statements

This email contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between EQRx and CM Life Sciences III, including express or implied statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the expected cash proceeds from the transaction, the expected continued listing on Nasdaq, EQRx’s ability to accelerate growth and expand access to innovative medicines, EQRx’s ability to obtain FDA and other approvals of any product candidates in its pipeline, ability to expand its pipeline, and execute on its business strategy with payers, as well as other statements regarding plans and market opportunities of EQRx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this email, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the risk that the transaction may not be completed by CM Life Sciences III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CM Life Sciences III, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences III’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on EQRx’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of EQRx and potential difficulties in EQRx employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against CM Life Sciences III or EQRx related to the merger agreement or the transaction, (x) the ability to maintain the listing of CM Life Sciences III’s securities on a national securities exchange, (xi) changes in the competitive and highly regulated industries in which EQRx operates, variations in operating performance across competitors, changes in laws and regulations affecting EQRx’s business and changes in the combined capital structure, (xii) risks associated with EQRX’s ability to implement its business plans, including risks associated with its growth strategy, obtaining regulatory approvals, and creating a global payer network, and other risks associating with its plans to create a new kind of pharmaceutical company, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare and biopharmaceutical industries, (xiv) the size and growth of the markets in which EQRx operates and its ability to offer innovative medicines at reduced prices, and (xv) EQRx’s ability to operate as a public company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CM Life Sciences III’s registration statement on Form S-1 (File No. 333-253475), the proxy statement/prospectus included in the registration statement on Form S-4 to be filed with the SEC in connection with the transaction and other documents filed by CM Life Sciences III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EQRx and CM Life Sciences III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EQRx nor CM Life Sciences III gives any assurance that either EQRx or CM Life Sciences III or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III intends to file a registration statement on Form S-4 with the SEC including the preliminary proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to the stockholders of CM Life Sciences III. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation

CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the amounts printed in CM Life Sciences III’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This email is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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